UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Techwell, Inc.

(Name of Subject Company)

Techwell, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value

Series A Participating Preferred Stock Purchase Rights

(Title of Class of Securities)

87874D 10 1
(CUSIP Number of Class of Securities)

Fumihiro Kozato

President and Chief Executive Officer

Techwell, Inc.

408 E. Plumeria Drive, San Jose, California 95134

(408) 435-3888

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jorge A. del Calvo, Esq.

James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304

(650) 233-4500

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of an e-mail to certain Company employees regarding the treatment of options to purchase shares of the Company’s common stock in connection with the proposed acquisition of Techwell, Inc. (the “Company”) by Intersil Corporation (“Intersil”) pursuant to the terms of an Agreement and Plan of Merger dated as of March 22, 2010 by and among the Company, Intersil and Navajo Merger Sub, Inc.

March 29, 2010

Notice to Option and/or Award Holders under the Techwell, Inc. 1997,  2001 and 2006 Stock Plans

Dear Techwell Option and/or Award Holder:

As you may know, on March 22, 2010, Techwell, Inc. (“Techwell”), Intersil Corporation (“Intersil”) and Navajo Merger Sub, Inc. (“Navajo”) entered into a definitive merger agreement (the “Merger Agreement”) under which Intersil intends to acquire Techwell by commencing a tender offer (the “Tender Offer”) to purchase up to 100% of Techwell’s issued and outstanding shares of common stock (“Common Stock”) for $18.50 per share (“Tender Offer Price”).  Following the completion of the Tender Offer, Navajo will be merged into Techwell, with Techwell continuing as the surviving corporation and a wholly owned subsidiary of Intersil (the “Merger”).

Purpose of Letter and General Matters

This letter is being sent to you because you hold outstanding options and/or unvested restricted shares of Common Stock (“RSAs”) granted under the Techwell, Inc. 1997 Stock Plan, the Techwell, Inc. 2001 Stock Plan and/or the Techwell, Inc. 2006 Stock Incentive Plan (together, the “Stock Plans”) and Techwell would like to notify you of how these options and RSAs will be impacted by the Merger.

According to the Merger Agreement, effective as of the completion of the Merger (the “Effective Time”), all outstanding options and unvested RSAs automatically will be treated as follows:

•                  all vested and outstanding options will be cancelled in exchange for a cash payment equal to (1) the number of shares of Common Stock subject to such options as of the Effective Time multiplied by (2) the amount by which the Tender Offer Price exceeds the exercise price, less all applicable withholding and other taxes;

•                  all unvested and outstanding options will be converted into, or replaced with, an option representing the right to acquire a number of shares of common stock of Intersil (determined pursuant to a formula specified in the Merger Agreement) which will have substantially the same terms as the converted or replaced options (if any of your options are converted or replaced in connection with the Merger, you will receive information about such conversion or replacement shortly after the Merger); AND

•                  all unvested RSAs will be exchanged at the Effective Time for a restricted stock award representing the right to receive a number of shares of Intersil common stock (determined pursuant to a formula specified in the Merger Agreement) which will have substantially the same terms and conditions as the exchanged RSAs (if any of your RSAs are so exchanged in connection with the Merger, you will receive information about such exchange shortly after the Merger).

If the Effective Time does not occur and the Merger Agreement is terminated, all of your options and unvested RSAs will continue to be governed by their current terms.

Exercising Your Vested Options Before the Effective Time

Subject to the following sentence, you may choose to exercise all or a portion of your vested options before the Effective Time and, upon receipt of your Common Stock, you may participate in the Tender Offer and receive the Tender Offer Price to the extent the Tender Offer remains open.  If you intend to exercise your vested options, please note that there may be restrictions on exercising options during normal trading blackout periods, as well as for a period prior to the completion of the Tender Offer and the closing of the Merger in order to facilitate the transfer of Techwell’s equity data to Intersil.  As such, you should plan the timing of your exercise accordingly.

As noted above, however, you do not need to take any action to receive the cash proceeds for your vested options and to have your unvested options and RSAs converted, replaced or exchanged, as the case may be, by Intersil.

Please also note that it is not certain that the Tender Offer will in fact close.  In the event the Tender Offer does not close and you have chosen to exercise any of your vested options, you will not have the ability to “unexercise” any such options and you will continue to hold the shares of Common Stock acquired upon exercise.

Tax Consequences

Techwell cannot provide you with advice regarding the tax consequences of exercising your options or the treatment of your options and RSAs at the completion of the Merger and Techwell recommends that you consult your tax advisor regarding such matters.

If you have questions regarding this letter, please contact me at mvoll@techwellinc.com or (408) 435-3888 x124.

Sincerely,

Mark Voll
Chief Financial Officer

The Tender Offer for the outstanding shares of Common Stock of Techwell, Inc. has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities.  At the time the Tender Offer is commenced, Intersil and Navajo will file a Tender Offer statement on Schedule TO with the Securities and Exchange Commission, and Techwell will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Tender Offer. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such Tender Offer statement. The Tender Offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the Tender Offer, that should be read carefully by Techwell’s stockholders before they make any decision with respect to the Tender Offer. Such materials, when prepared and ready for release, will be made available to Techwell’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.